FILE NO. 82.4524

भारतीय स्टेट बंक
भारतीय स्टेट बैंक
**State Bank of India**

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D[redacted]
U.S.A.

03003287


शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**Shares & Bon**
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348


जा. क्रमांक / No. : CO/S&B/VR/2003/ 165 दिनांक / तारीख / Date 15.01.2003

RECD S.E.C. 7 2003 1086

**INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

SUPPL

Dear Sir,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT**
**UNAUDITED RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2002**
**CENTRAL BOARD'S MEETING ON 29.01.2003**
**NOTICE TO STOCK EXCHANGES : PRESS RELEASE**

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/163 dated the 14th January, 2003 addressed to Bombay Stock Exchange alongwith a copy of press release.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

FILE NO. 82.4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक

State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

**Shares & Bonds Department**
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/VR/2003/163

दिनांक / तारीख / Date : 14.01.2003

Dear Sir,

**LISTING AGREEMENT**
**UNAUDITED RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2002**
**CENTRAL BOARD'S MEETING ON 29.01.2003**
**NOTICE TO STOCK EXCHANGES : PRESS RELEASE**

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 29th January, 2003 to take on record the unaudited working results of the Bank for the quarter ended on 31st December, 2002. In terms of clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release dated 15th January, 2003, being issued in connection with convening of the meeting on 29th January, 2003.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

FILE NO. 82.4524

# PRESS RELEASE

## STATE BANK OF INDIA
## CENTRAL OFFICE, MUMBAI 400 021

A meeting of the Central Board of the Bank will be held on the 29th January 2003 to take on record the unaudited working results of the Bank for the quarter ended 31st December 2002.

Mumbai
Date:

A. K. PURWAR
CHAIRMAN